[LETTERHEAD OF TELECOM ARGENTINA S.A.]

July 14, 2006

VIA EDGAR SUBMISSION

Re:	Telecom Argentina S.A.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 29, 2005, Amended June 30, 2005
Form 6-K, Filed March 14, 2006
(File No. 1-13464)

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye:

     This letter responds to the comments of the Office of Global Security Risk of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Office of Global Security Risk dated June 29, 2006 (the “Comment Letter”) regarding the above-referenced filings on Form 20-F (the “2004 20-F”) and Form 6-K filed March 14, 2006 (the “6-K”) of Telecom Argentina S.A. (the “Company”).

     Set forth below are responses to the comments of the Office of Global Security Risk, as set forth in the Comment Letter.

     1. We note the reference on page 28 of the Form 6-K regarding services received from Etec S.A., a Cuban state-owned telecommunications company. Your Form 20-F for the year ended December 31, 2004, does not include any information regarding such services, or any other contacts with Cuba.

     Cuba is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to asset controls and export control administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department’s Bureau of Industry and Security. Please describe the nature and extent of your past, current, and anticipated contacts with Cuba, whether through direct or indirect

Ms. Cecilia D. Blye	2	July 14, 2006

arrangements. Your response should describe the material terms of any agreements or commercial arrangements you have with Etec S.A.

     2. Please discuss the materiality of your contacts with Cuba, in light of Cuba’s status as a state sponsor of terrorism. Discuss also whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

     We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba.

     The Company does not believe that the operations of Empresa Nacional de Telecomunicaciones de Cuba S.A. (“Etec”) pose a material investment risk to our security holders. Etec is the exclusive operator for national and international fixed line and wireless telecommunications services in Cuba. The Company owns no assets in Cuba. The Company has no direct or indirect ownership interest in Etec, and has no business relationship with Etec other than as described below.

     Etec is deemed a related party of the Company under Argentine GAAP and certain capital markets regulations solely due to an investment in Etec by one of the Company’s indirect shareholders. Accordingly, transactions with Etec are included in the Company’s financial statements set forth in the 2004 20-F and the 6-K in the related party transactions footnote. The Company does not believe that its indirect relationship with Etec is likely to have an adverse impact on the Company’s reputation or share value, or that a reasonable investor would deem the Company’s relationship with Etec important in making an investment decision.

Ms. Cecilia D. Blye	3	July 14, 2006

     Under Argentine GAAP and certain capital markets regulations, Etec may be deemed a related party of the Company because the Company’s indirect shareholder, Telecom Italia International N.V., also owns 27% of the common stock of Etec. As disclosed in the 2004 20-F, Nortel Inversora S.A. (“Nortel”) owns approximately 54.74% of the Company’s total capital stock. 100% of the common stock of Nortel is owned by Sofora Telecomunicaciones S.A. (“Sofora”), an Argentine holding company of which Telecom Italia International N.V. owns 17.5% . Telecom Italia S.p.A., which owns 100% of the common stock of Telecom Italia International N.V., owns an additional 32.5% of Sofora’s stock.

     The Company receives revenue from Etec for the termination of calls on its network when Etec customers in Cuba call customers of the Company in Argentina. For the year ended December 31, 2005, the Company received revenue in the amount of P$0.2 million, or 0.003% of the Company’s total consolidated revenue. For the year ended December 31, 2004, the Company received revenue in the amount of P$0.2 million, or 0.004% of the Company’s total consolidated revenue. Similarly, Etec charges the Company for the termination of calls on Etec’s network made by customers of the Company to customers of Etec in Cuba. As disclosed in the Form 20-F for the Fiscal Year Ended December 31, 2005 filed June 30, 2006 (the “2005 20-F”), for the year ended December 31, 2005, these termination charges accounted for P$4 million, or 0.08% of the Company’s consolidated cost of services, general and administrative and selling expenses. As disclosed in the 2004 20-F, for the year ended December 31, 2004, these termination charges accounted for P$3 million, or 0.07% of the Company’s consolidated cost of services, general and administrative and selling expenses.

     Based on the percentage of the Company’s cost services, general and administrative and selling expenses, the Company does not consider the costs generated by its transactions with Etec to be material. As discussed above, the Company incurs such costs because certain of its customers place calls to Cuba. The Company expects to continue incurring such costs, as they represent normal course of business calls for certain of its customers making calls to Cuba. Notwithstanding Etec’s status as the exclusive operator for national and international fixed line and wireless telecommunications services in Cuba, the Company believes that its business dealings with Etec are currently, and will continue to be, financially immaterial.

     In light of the indirect relationship between the Company and Etec and the limited nature of the business that the Company conducts with Etec, the Company does not believe that its relationship with Etec is material on either a quantitative or a qualitative basis.

     Please note that the Company has supplemented its disclosure relating to Etec by including the following text in its 2005 20-F under “Item 7: Major Shareholders and Related Party Transactions”.

Ms. Cecilia D. Blye	4	July 14, 2006

“Among the above mentioned expenses incurred through transactions with related parties of Sofora were payments of P$4 million in fiscal year 2005 made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of Telecom Italia Group. Telecom Italia holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A. We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.”

     The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We are grateful for your assistance in this matter. A representative of the Company will call you after this filing has been made to discuss any concerns you may have. Please do not hesitate to call me (at +54-11-4968-3007) or Pedro Insussary, Manager, Analysis Financial Controls and Investor Relations (+54-11-4968-3743), with comments or questions. Alternatively, please feel free to contact Julia Cowles (650-752-2007) of Davis Polk & Wardwell, the Company’s counsel.

Very truly yours,

/s/ Valerio Cavallo

Valerio Cavallo
Chief Financial Officer

cc:	Julia K. Cowles
Davis Polk & Wardwell